

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

Mail Stop 3720

July 2, 2009

Carl E. Wolters
President
REM Business Solutions, Inc.
2980 S. Rainbow Blvd. #H22
Las Vegas, NV 89146

Re: **REM Business Solutions, Inc.**
            Registration Statement on Form S-1/A
            Filed June 23, 2009
            File No. 333-158529

Dear Mr. Wolters:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment three in our letter dated June 10, 2009. In addition, we note the added disclosure on page 17 disclosing Mr. Monroe as a promoter of the company. However, we note that you did not provide the information required by Item 401(f) of Regulation S-K related to Mr. Monroe. We note the Final Judgment against David Champion Monroe (aka David Yacas) and Pacific Educational Services

found at
http://hawaii.gov/dcca/areas/ocp/udgi/lawsuits/hicp/Final%20Judgment%20Without%20
Criswell.pdf. Item 401(g)(1) of Regulation S-K requires the disclosure of this
information related to any promoter. Please revise.

2. Please update the financial statements pursuant to Rule 8-08 of Regulation S-X,
including the results of operations in the management discussion and analysis section of
the filing.

Prospectus Cover Page

3. We note your disclosure that Mr. Monroe will not receive any compensation for his role
in selling shares in the offering. However, Mr. Monroe is not permitted to be involved in
the sale of shares in the offering if you are relying upon the exemption provided by Rule
3a4-1. Please advise.

4. We note your response to prior comment four in our letter dated June 10, 2009. Your
cover page still indicates that your direct public offering is "an all or nothing offering."
Such an offering is not consistent with a minimum/maximum offering. Please remove
this reference if your offering is a minimum/maximum offering.

Risk Factors, page 8

5. We note your response to our prior comment seven in our letter dated June 10, 2009.
Given your prior risk factor disclosure, please advise us as to why you believe the loss of
Mr. Monroe's consulting services will not cause the Company to cease operations.

Use of Proceeds, page 14

6. We note that your tabular disclosure assumes that you sell the maximum number of
shares in the offering. Expand the table and accompanying disclosure to indicate the
application of your proceeds if you raise only the minimum amount of proceeds, $10,000.
Clarify how long raising only the minimum will allow you to operate.

Plan of Distribution; Terms of the Offering, page 15

7. We note your response to our prior comment 10 in our letter dated June 10, 2009. Revise
your disclosure to reflect Mr. Wolters use of a questionnaire in determining the
sophistication and experience of potential investors in your offering. In addition, revise
your Exhibit Index to include the furnishing of the questionnaire as an exhibit to your
filing.

Facilities, page 21

8. We note your response to our prior comment 14 in our letter dated June 10, 2009; however the disclosure on page 28 still indicates that Mr. Monroe will be providing your office space. Please advise.

Description of Securities, page 30

9. Expand your disclosure to clarify that because you are considered a "shell" company, Rule 144 will not be available for re-sales until 1 year from the date the company files Form 10 information.

Certain Relationships and Related Transactions, page 28

10. We note your disclosure to our prior comment 17 in our letter dated June 10, 2009. However, we note that you did not supplement your disclosure in the registration statement with the information provided in your response. Thus, please revise your disclosure to include all information required by Item 701 of Regulation S-K related to the transaction between Mr. Monroe and Mr. Wolters on May 22, 2009. Specifically, disclose the consideration paid for the shares and state briefly the facts relied upon in determining Section 4(1) of the Securities Act was available as an exemption for this transaction.

Report of Independent Registered Public Accounting Firm, page F-3

11. We note the disclosure in the Independent Auditor's Report that "[i]n the event that Company fails to meet the anticipated levels of performance there is significant doubt that the Company will be able to meet the debt obligations related to the non public offering." In addition, we note that your Balance Sheet as of January 31, 2009, reflects liabilities of $0. It appears that the Independent Auditor's Report is for a different filing. Please revise.

Exhibits, page II-2

12. Subject to the rules regarding incorporation by reference, furnish the exhibits noted in your Exhibit Index. We note you did not furnish Exhibits 3.1, 3.2, and 5.1 with the Form S-1/A filed on June 23, 2009.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Abby Lynn Ertz, Esq.
Fax: (619) 564-8753